U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

1-31722

(Commission File Number)

New Gold Inc.

(Translation of registrant’s name into English)

595 Howe Street, Suite #601, Vancouver, B.C., Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

EXPLANATORY NOTE

New Gold Inc. (the “Company”) hereby amends the Company’s Form 6-K for the month of August, 2006, furnished to the Commission on August 14, 2006 (the “August Form 6-K”) as follows: (i) the Company’s unaudited interim financial statements for the three and six months ended June 30, 2006 and 2005, and (ii) the Company’s Management’s Discussion and Analysis of Financial Conditions and Results of Operation for the six months ended June 30, 2006 (“MD&A”) as furnished under cover of the August Form 6-K, are replaced in their entirety by the restated versions included herewith as Exhibits 99.1 and 99.2, respectively. In addition, the August Form 6-K had included Certifications of Interim Filings (Form 52-109FT2) of each of the Chief Executive Officer and the Chief Financial Officer of the Company. New Certifications of Interim Filings for each of the Chief Executive Officer and the Chief Financial Officer with respect to the preceding restated interim financial statements are included herewith as Exhibits 99.3 and 99.4, respectively. Information concerning the restatements is contained in Note 17 to the restated interim financial statements included as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
(Registrant)

Date: November 20, 2006	By:	/s/ “Christopher J. Bradbrook”
	Name:	Christopher J. Bradbrook
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Restated Interim Financial Statements for the Three and Six Months Ended June 30, 2006 and 2005

99.2	Restated Management’s Discussion and Analysis of Financial Conditions and Results of Operation for the Six Months Ended June 30, 2006

99.3	Form 52-109FT2 - CEO Certification

99.4	Form 52-109FT2 - CFO Certification

Exhibit 99.1

NEW GOLD INC.

(an Exploration Stage Company)

RESTATED INTERIM FINANCIAL STATEMENTS

June 30, 2006

(Unaudited)

New Gold Inc.

(An Exploration Stage Company)

BALANCE SHEETS

As at June 30, 2006 and December 31, 2005

(Unaudited and Canadian dollars)

	June 30 2006 Restated (Note 17)	December 31 2005 Restated (Note 17)
ASSETS

Current assets
Cash and cash equivalents	$50,687,624	$18,178,820
Short-term Investments (Note 4)	26,240,854
Accrued interest receivable	139,220	19,763
Amounts receivable	846,030	305,810
Prepaid expenses	249,065	107,686

	78,162,793	18,612,079

Mineral Properties – Schedule (Note 5)	51,683,413	42,440,604
Property and Equipment (Note 6)	684,948	578,499

	$130,531,154	$61,631,182

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$1,703,105	$3,767,475
Current portion of capital lease payable	—	30,228

	1,703,105	3,797,703

Future income taxes (Note 7)	10,004,440	7,346,588

	11,707,545	11,144,291

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	117,343,245	54,752,468
Share purchase warrants (Note 9)	5,958,810	—
Contributed surplus (Note 12)	2,893,680	1,727,584
Deficit	(7,372,126)	(5,993,161)

	118,823,609	50,486,891

	$130,531,154	$61,631,182

Commitments and Contingent Liabilities (Note 15)	See accompanying notes.

APPROVED BY THE BOARD

/s/ “Christopher J. Bradbrook”	/s/ “Paul B. Sweeney”
Christopher J. Bradbrook	Paul B. Sweeney
Director	Director

New Gold Inc.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

For the three and six month periods ended June 30, 2006 and 2005

(Unaudited and Canadian dollars)

	Three months ended		Six months ended
	June 30, 2006 Restated (Note 17)	June 30, 2005 Restated (Note 17)	June 30, 2006 Restated (Note 17)	June 30, 2005 Restated (Note 17)
Income
Interest and other income	$781,885	$131,878	$1,148,060	$278,234

Expenses
Amortization	29,770	21,952	57,915	43,992
Consulting and management fees	1,000	17,368	16,646	19,947
Foreign exchange (gain)/loss	(61)	(5,487)	5,445	(8,006)
Insurance	58,997	29,838	102,433	89,998
Loss on disposal of equipment	—	—	8,122	—
Office and miscellaneous	63,326	21,325	97,571	47,868
Professional fees	141,207	3,958	232,532	21,574
Regulatory and filing fees	11,412	38,663	135,920	54,232
Rent	30,780	20,690	60,080	36,109
Telephone	10,535	3,587	17,850	5,317
Transfer agent	6,661	7,452	19,359	9,235
Travel, conferences and promotion	177,156	177,792	328,905	225,702
Wages, benefits and stock-based compensation (note 10)	952,925	679,777	2,085,520	1,442,424

	1,483,708	1,016,915	3,168,298	1,988,392

Loss before income before taxes	(701,823)	(885,037)	(2,020,238)	(1,710,158)

Income tax recovery (note 6)	641,273	222,924	641,273	222,924

Loss for the period	(60,550)	(662,113)	(1,378,965)	(1,487,234)

Deficit, beginning of period before restatement	(8,956,219)	(5,046,738)	(7,620,170)	(4,220,830)
Restatement adjustment (note 17)	1,644,643	1,087,402	1,627,009	1,086,615

Deficit, end of period	$(7,372,126)	(4,621,449)	$(7,372,126)	(4,621,449)

Weighted average number of shares outstanding – Restated (note 17)	23,946,775	14,265,392	21,257,947	14,104,473

Loss per share (basic and diluted)	$(0.00)	$(0.05)	$(0.06)	$(0.11)

See accompanying notes.

New Gold Inc.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

For the three and six month periods ended June 30, 2006 and 2005

(Unaudited and Canadian dollars)

	Three months ended		Six months ended
	June 30, 2006 Restated (Note 17)	June 30, 2005 Restated (Note 17)	June 30, 2006 Restated (Note 17)	June 30, 2005 Restated (Note 17)
Cash provided by (used for)

OPERATING ACTIVITIES
Loss for the period	$(60,550)	$(662,113)	$(1,378,965)	$(1,487,234)
Items not involving cash:
Amortization	29,770	21,952	57,915	43,992
Stock-based compensation	650,433	—	1,129,811	572,615
Loss on disposal of equipment	—		8,122
Income tax recovery (note 7)	(641,273)	(222,924)	(645,448)	(222,924)

	(21,620)	(863,085)	(828,565)	(1,093,551)
Net change in non-cash working capital items	(345,575)	679,278	(1,085,050)	303,137

Cash used for operating activities	(367,195)	(183,807)	(1.913,615)	(790,414)

INVESTING ACTIVITIES
Payments for mineral properties and exploration costs	(5,441,823)	(4,252,999)	(10,217,418)	(7,333,816)
Acquisition of property and equipment	(52,029)	(28,498)	(202,714)	(38,408)

Cash used for investing activities	(5,493,852)	(4,281,497)	(10,420,132)	(7,372,224)

FINANCING ACTIVITIES
Cash used for short-term investments	(26,240,854)	—	(26,240,854)
Payments on capital lease	—	(5,668)	—	(11,335)
Cash proceeds from shares and purchase warrants issued	520,232	2,973,609	71,083,405	2,973,609

Cash provided by (used for) financing activities	(25,720,622)	2,967,941	44,842,551	2,962,274

(Decrease) Increase in cash and cash equivalents	(31,581,669)	(1,497,363)	32,508,804	(5,200,364)

Cash and cash equivalents, beginning of period	82,269,293	21,326,584	18,178,820	25,029,585

Cash and cash equivalents, end of period	$50,687,624	$19,829,221	$50,687,624	$19,829,221

Cash and cash equivalents comprises:
Cash	$1,846,202	$450,064	$1,846,202	$450,064
Term deposits and short-term discount notes	48,841,422	19,379,157	48,841,422	19,379,157

	$50,687,624	$19,829,221	$50,687,624	$19,829,221

See accompanying notes.

For supplemental disclosure of non-cash investing and financing activities, refer to Note 13.

New Gold Inc.

(An Exploration Stage Company)

SCHEDULES OF MINERAL PROPERTIES

For the periods ending June 30, 2006 and December 31, 2005

(Unaudited and Canadian Dollars)

			June 30, 2006 Restated (Note 17)	December 31, 2005 Restated (Note 17)
ACQUISITION COSTS

Kamloops Afton Claims			$18,841,345	$18,841,345
Kamloops Ajax-Python Claims			48,732	48,732
Timmins, Ontario Claims			1	1

Balance, End of Period			$18,890,078	$18,890,078

DEFERRED EXPLORATION COSTS

	Afton Claims	Ajax-Python Claims
Balance, Beginning of Period	$23,323,424	$227,102	$23,550,526	$6,935,530

Surface Exploration Costs
Option payment	—	15,000	15,000	—
Assays and testing	54,800	29,779	84,579	13,430
Drilling	542,442	348,004	890,446	217,441
Geological consulting	—	—	—	219,780
Miscellaneous	31,044	40,838	71,882	16,975
Staking and filing fees	15,070	18,703	33,773	2,127
Supplies and equipment rental	22,186	—	22,186	67,130
Travel and accommodation	3,762	—	3,762	16,020
Wages and benefits	51,440	53,438	104,878	121,207

	720,744	505,762	1,226,506	674,110

Underground Exploration Costs
Assays and testing	244,074	—	244,074	306,938
Drilling	3,820,759	—	3,820,759	1,942,818
Engineering	7,760	—	7,760	46,943
Geological consulting	22,590	—	22,590	680,515
Insurance	31,612	—	31,612	6,111
Office costs	55,718	—	55,718	—
Miscellaneous	51,651	—	51,651	6,485
Road construction and maintenance	10,463	—	10,463	45,115
Staking and filing fees	619	—	619	10,406
Supplies and equipment rental	28,000	—	28,000	197,777
Surveying	13,876	—	13,876	—
Travel and accommodation	41,296	—	41,296	94,941
Tunneling and decline costs	—	—	—	11,981,887
Utilities	76,213	—	76,213	191,462
Wages and benefits	967,717		967,717	429,488

	5,372,348	—	5,372,348	15,940,886

Feasibility Study	2,643,955	—	2,643,955	—

Balance, End of Period	$32,060,471	$732,864	$32,793,335	$23,550,526

Mineral Properties			$51,683,413	$42,440,604

See accompanying notes.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

1.	NATURE OF OPERATIONS

New Gold Inc. (the “Company”) is in the process of exploring and developing mineral properties. Its principal project, the Afton copper-gold project located in British Columbia, has previously been subject to exploration, an advanced scoping study and has not yet been confirmed to have economically viable copper/gold reserves. The Company is proceeding to complete a feasibility study in 2006 to confirm whether economical reserves exist.

The underlying value of the Company’s mineral claims is dependent upon the existence and economic recovery of mineral reserves, and the ability of the Company to raise financing to complete the development and operation of the project. In addition, the investments may be subject to changes in government regulations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the feasibility study for the Afton copper/gold project and related administration expenses while having surplus funds available for exploration. Management will have to pursue additional financing upon the completion of a positive feasibility to finance the projects construction. There can be no assurance it will be able to raise sufficient funds when these funds are required.

2.	BASIS OF PRESENTATION

These interim financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada (“GAAP”). The unaudited interim financial statements do not include all of the information and disclosures required by GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim financial statements. The unaudited financial statements should be read in conjunction with the Company’s restated audited annual financial statements, including the notes thereto, for the year ended 2005. With the exception of note 3, all accounting policies of the Company are described in the restated audited annual financial statements for the year ended December 31, 2005.

3.	NEW ACCOUNTING POLICY (RESTATED NOTE 17)

Short-Term Investments

Short-term investments are highly liquid investments including Canadian and U.S. dollar investments in treasury bills, Banker’s Acceptances, bank bearer deposit notes, bank term investments and asset backed securities with maturities at the date of purchase of more than three months and less than a year. Short-term investments are stated at the lower of cost and net realizable value.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

4.	SHORT-TERM INVESTMENTS (RESTATED NOTE 17)

	June 30, 2006	December 31, 2005
Asset backed securities	$26,240,854	$—

Balance, end of period	$26,240,854	$—

5.	MINERAL PROPERTIES

a)	Kamloops, B.C. “Afton” Mineral Property

The Afton mineral properties consist of 17 new mineral claims, converted from heritage claims or staked under the new mineral tenure system in British Columbia and 14 heritage claims, covering a total area of 6,916 hectares.

Under the terms of two option agreements (“Option”) dated September 22, 1999 to acquire the Afton Mineral Claims, the Company issued, over several years, 2 million common shares and completed an aggregate work commitment totaling $6.5 million to earn the rights to the mineral claims. Under the terms of the Option, the optionors retained a 10% net profit royalty. (see note 15(a))

The Company has a 100% interest in the mineral claims subject to the 10% net profit royalty maintained by the optionors, which can be purchased on or before December 1, 2010 for $2 million in cash or shares of the Company.

b)	Kamloops, B.C., “Ajax” Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of nine new mineral claims, converted from heritage claims or staked under the new mineral tenure system in British Columbia and fifteen heritage claims covering 3,330 hectares.

6.	PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
Land	$56,900	$—	$56,900
Building	104,700	13,088	91,612
Transportation vehicles	100,210	73,539	26,671
Mining equipment	484,673	78,064	406,609
Office and computer equipment	168,483	65,327	103,156

Balance, June 30, 2006	$914,966	$230,018	$684,948

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

	Cost	Accumulated Amortization	Net Book Value
Land	$56,900	$—	$56,900
Building	104,700	10,470	94,230
Transportation vehicles	130,071	58,434	71,637
Mining equipment	304,296	43,845	260,451
Office and computer equipment	146,146	50,865	95,281

Balance, December 31, 2005	$742,113	$163,614	$578,499

7.	INCOME TAXES

During 2006, the Company realized a tax recovery of $645,448 as a result of a reduction in the federal income tax rates from 31% to 29%. In addition, the Company renounced $10,010,000 in expenditures related to flow-through equity raisings completed in 2005 which resulted in an increase in future income tax liabilities of $3,303,300 and a corresponding reduction to share capital.

8.	SHARE CAPITAL (RESTATED – NOTE 17)

Authorized

Unlimited number of common shares without par value.

Issued and Outstanding

	Number of Shares	Amount Restated (Note 17)
Balance, December 31, 2004	13,941,766	$43,754,361
Issued for cash
Private placements, net of share issue costs (a)	1,330,000	9,254,319
Issued for finders’ fee (a)	103,951	669,788
Issued for mineral properties (b)	200,000	1,074,000

Balance, December 31, 2005	15,575,717	$54,752,468
Issued for cash
Pursuant to a prospectus offering, net of share issue costs (c)	8,334,000	64,607,845
Exercise of stock options	153,000	1,019,200
Tax effect of flow-through shares (See note 7)	—	(3,303,300)
Transfer from contributed surplus (See note 12)	—	267,032

Balance, June 30, 2006	24,062,717	$117,343,245

a)	On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $2,793,809). The Company issued 29,000 common shares, at a market value of $6.20 per share, as a finders’ fee for the placement of common shares.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

On October 6, 2005, the Company completed a non-brokered private placement by issuing 430,000 flow-through common shares at a price of $7.00 per share for gross proceeds of $3.01 million (net proceeds $3.0 million). The Company issued 36,331 common shares, at a market value of $5.78 per share, as a finders’ fee for placement of the common shares.

On December 22, 2005, the Company completed a non-brokered private placement by issuing 500,000 flow-through common shares at a price of $8.00 per share for gross proceeds of $4.0 million (net proceeds $3.97 million). The Company issued 38,620 shares, at a market value of $7.25 per share, as a finders’ fee for placement of the common shares.

The renouncement of the expenditures for the three 2005 financings was made in January 2006 to the purchasers of the shares.

b)	The Company issued the final share commitment of 200,000 common shares at the fair market value of $5.37 per share in accordance with the Afton mineral claim agreement.

c)	On February 28, 2006, the Company completed a short form prospectus filing in Canada to issue, through a syndicate of underwriters, 8,334,000 units at $9.00 per unit for gross cash proceeds of $75, million (net proceeds $70.6 million, prior to allocation to share purchase warrants (note 9)). Each unit consisted of one common share and one-half of a share purchase warrant. A commission of 5.25% was paid to the underwriters. The gross proceeds have been allocated $8.285 to each common shares and $0.715 each one-half of a share purchase warrant. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%; volatility factor of the expected market price of the Company’s common stock of 40%; and a weighted average expected life of the options of 2 years.

9.	SHARE PURCHASE WARRANTS (RESTATED – NOTE 17)

As at June 30, 2006, the following common share purchase warrants were issued and outstanding:

	Number of Shares	Amount Restated (Note 17)
Issued for cash
Pursuant to a prospectus offering (Note 8(c))	4,167,000	$5,958.810

Balance, June 30, 2006	4,167,000	$5,958,810

Each whole warrant is exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008. The warrants have been listed for trading on the Toronto Stock Exchange.

The exercise of the outstanding share purchase warrants in the loss calculation would be anti-dilutive.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

10.	STOCK OPTIONS (RESTATED – NOTE 17)

a)	On May 4, 2005, at the Company’s Annual General Meeting, the disinterested shareholders approved a change to the Company’s Stock Option Plan (“Plan”). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis. The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan. The Plan also requires disinterested shareholders to renew their approval every three years.

In addition, the Company has issued under the 2% inducement rules available under the TSX regulations, a total of 500,000 stock options to senior officers which are not included in the 10% allowable issuable amount.

Options issued subsequent to the approval of the new Plan primarily vest one half after six months and the remainder after one year from the date of issuance.

As at June 30, 2006, the stock options held by directors, consultants and employees are as follows:

	Exercisable		Outstanding
Option Strike Price	Options	Weighted Average Remaining Life (Years)	Options	Weighted Average Remaining Life (Years)
$4.60	600,000	3.3	600,000	3.3
$4.61 to $5.99	12,000	4.2	12,000	4.2
$6.00 to $6.99	527,000	4.1	697,000	4.1
$7.00 to $7.99	195,000	4.0	265,000	4.1
$8.00 to $8.99	—	—	60,000	4.8
$11.00	—	—	565,000	4.9

	1,334,000	3.7	2,199,000	4.1

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2004	700,000	$4.87	4.3
Granted	1,042,000	$6.82	4.5
Terminated	(15,000)	$(6.40)	—

Balance, December 31, 2005	1,727,000	$6.04	4.5
Granted	625,000	$10.80	4.8
Exercised	(153,000)	$(6.67)	—

Balance, June 30, 2006	2,199,000	$7.35	4.1

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

The fair value of options issued has been estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate. The current period valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.98% to 4.42% (2005 - 3.44%); volatility factor of the expected market price of the Company’s common stock of 40% (2005 - 43%); and a weighted average expected life of the options of 2.5 years (2005 - 2.5 years). The resulting weighted average cost per option granted was $3.13 (2005 - $2.54). The estimated fair value of the options is expensed over the vesting period which ranges from zero to 12 months.

The fair value compensation recorded for the period ended June 30, 2006 in respect of options granted in 2006 and prior periods that were expensed to the Statement of Operations was $1,129,811 (2005 - $572,615) and capitalized to mineral properties was $303,317 (2004 - $nil).

b)	Compensation Options

As at June 30, 2006, the following compensation options were issued and outstanding:

Expiry Date	Number of Compensation Options	Weighted Average Exercise Price
October 13, 2006	50,000	$4.60

These compensation options were valued initially in 2004 using a Black-Scholes pricing model and the resultant amount expensed during that period.

The exercise of the outstanding options in the loss per share calculation would be anti-dilutive.

11.	RELATED PARTY TRANSACTIONS

	Six months ended
	June 30, 2006	June 30, 2005
For wages and consulting services charged by a related person of a Director. Effective January, 2006, these services ceased to be provided by the related party.	$—	$48,000

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

12.	CONTRIBUTED SURPLUS

The following table identifies the changes in contributed surplus for the period:

Stock-Based Compensation
Balance – December 31, 2005	$1,727,584
Stock-based compensation	1,433,128
Transfer of exercised options to share capital	(267,032)

Balance – June 30, 2006	2,893,680

13.	SUPPLEMENTARY CASH FLOW INFORMATION (RESTATED – NOTE 17)

The Company conducted non-cash investing and financing activities as follows:

	Six months ended
	June 30, 2006 Restated (Note 17)	June 30, 2005 Restated (Note 17)
Investing Activities
Mineral properties expensed included in accounts payable	(1,277,926)	(878,321)
Value of stock-based compensation charged to mineral properties	303,317	—
Financing Activities
Option exercise proceeds included in amounts receivable and received on July 6, 2006	502,450	—
Value of flow-through share renouncement	(3,303,000)	—

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments amounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of financial instruments approximate their carrying values due to the relatively short period to maturity of these instruments.

15.	COMMITMENTS AND CONTINGENT LIABILITIES

a)	Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

b)	As at June 30, 2006 the Company has approximately $2.4 million remaining to spend under contractual arrangements related to the feasibility study.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

c)	In February 2006, the Company completed an arm’s length agreement with the owner (“optionor”) of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company’s Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive rights to explore this property for one year. The exclusive exploration rights may be extended by making payments of, respectively, $15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008. The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right, prior to production commencing, to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor’s discretion. The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

d)	The Company is committed to an operating lease for office premise rentals in the aggregate of $139,862. The future minimum lease payments as at June 30, 2006 are as follows:

2006	$30,056
2007	62,591
2008	40,542
2009	6,673

$139,862

16.	SEGMENTED INFORMATION

The Company operates in one industry segment, namely metals development in one geographic region, Canada.

17.	RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel, the classification of cash and cash equivalents, the calculation of the weighted average number of shares outstanding and the valuation of share purchase warrants. Management thereafter determined that the following amendments should be reflected in these restated financial statements:

a)	The Company has adopted the recommendations of EIC146 of the Emerging Issues Committee of the CICA with respect to its accounting for all flow-through share renunciations. Previous to 2006, the Company had recognized the future income tax liability and corresponding reduction in share capital at the earlier of the renunciation date or the balance sheet date following the flow through share offering provided management had reasonable expectation of completing the expenditures. This practice has now been changed whereby the future income tax liability is recognized at the balance sheet date following the filing of the renunciations, provided management has a reasonable expectation of completing the expenditures.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

As a result, the future income liability for 2005 has been decreased and share capital increased by $3.5 million from amounts previously recorded in 2005. These amounts have now been recognized in 2006 and the Company has taken the same approach to account for flow-thorugh shares in prior periods.

b)	The Company previously valued the two million shares issued between July 2000 and August 2005 to purchase the Afton mineral claims at the price of the shares on the day the agreement was signed. This practice has been changed to value these payments at the fair market value of the shares at each issuance based upon the previous 5 day weighted average price.

As a result, mineral properties and share capital have been increased by $11.8 million as at December 31, 2005. Future income tax liabilities have been adjusted to reflect the increase in temporary differences created as a result of the difference between the tax and book value of the option payment and the resultant amounts have been capitalized to mineral properties. As a result, mineral properties and future income tax liabilities have increased by $6.5 million at December 31, 2005.

The Company’s policy is to recognize income tax rate changes in the Statement of Operations in the period they are substantively enacted.

c)	The Company previously expensed all of its stock-based compensation to the Statement of Operations. In accordance with the revised accounting treatment a reduction in the stock-based compensation expense of $139,188 in the first quarter and $164,129 for the second quarter of 2006 has been made related to employees who work directly on the Company’s mineral properties has been increased by corresponding amounts.

d)	The Company previously included short-term investments with maturity dates exceeding three months as cash and cash equivalents. This has been corrected and the Company now follows its newly adopted accounting policy (See note 3) whereby short-term investments with maturities exceeding three months and less than one year are segregated as short-term investments. As a result, $26,240,854 in short-term investments with average maturity dates of 94 days has been removed from cash and cash equivalents and included as short-term investments.

e)	During prior periods the Company incorrectly calculated the weighted average number of shares. The only reporting period where the loss per share calculation differed is the first quarter of 2006 where the previously reported loss of $0.06 per share should have been $0.07. As a result the reported amount for loss per share for that period has been restated as have the reported weighted average per share amounts for all interim periods.

f)	The Company previously recorded the Black-Scholes valuation for the purchase warrants issued in the February 2006 unit financing at $0.48 per full purchase warrant. This valuation has been corrected to $1.43 based upon a re-review of the previous methodology. As a result, share capital has been decreased by $3,958,650 with a corresponding increase to share purchase warrants.

New Gold Inc.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the three and six month period ended June 30, 2006

(Unaudited and Canadian dollars)

The effect of the restatement on these restated financial statements is summarized as:

Balance sheet December 31, 2005	Reference	As previously reported	Adjustment	As restated
Mineral properties	b	$22,561,015	$19,879,589	$42,440,604
Future income taxes	a/b	4,384,680	2,961,908	7,346,588
Share capital	a	39,461,796	15,290,672	54,752,468
Deficit	b/c	(7,620,170)	1,627,009	(5,993,161)

Statement of Operations	Reference	As previously reported	Adjustment	As restated
Loss for the three months ended June 30, 2005	b	$(803,078)	$140,965	$(662,113)
Loss for the six months ended June 30, 2005	b	(1,628,986)	141,752	(1,487,234)

Balance sheet June 30, 2006	Reference	As previously reported	Adjustment	As restated
Cash and cash equivalents	e	$76,928,478	$(26,240,854)	$50,687,624
Short-term investments	e	—	26,240,854	26,240,854
Share capital	b/f	109,314,523	8,028,722	117,343,245
Share purchase warrants	f	2,000,160	3,958,650	5,958,810

Exhibit 99.2

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

RESTATED MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT JUNE 30, 2006

This Restated Management Discussion and Analysis (“MD&A”) is intended to supplement the Company’s restated unaudited interim financial statements and notes thereto for the period ended June 30, 2006 (the “Restated Statements”) and compares the financial results of the three and six month periods ended June 30, 2006 with those of the comparative periods in 2005. The reader is encouraged to review the Restated Statements in conjunction with this document and the restated audited financial statements and restated MD&A of the Company for the year ended December 31, 2005. This report has been restated as at August 10, 2006 and amended as discussed below as at November 9, 2006. The Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Note 17 to the restated annual audited financial statements for the year ended December 31, 2005 describes the difference between GAAP and United States Generally Accepted Accounting Principles (“USGAAP”) and reconciles certain items contained in those audited financial statements. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

AMENDMENTS AND RESTATEMENTS

As a result of the restatement of the Company’s previously issued financial statements, the following information is provided.

Previous and restated disclosure	2006 2nd quarter	2006 1st quarter	2005 4th quarter	2005 3rd quarter
Loss – previous	855,795	1,336,049	1,279,500	490,854
Loss – restated	60,550	1,318,415	1,231,587	140,125

Loss per share – previous	0.04	0.06	0.08	0.04
Loss per share – restated	0.00	0.07	0.08	0.01

Total assets – previous	110,348,248	110,204,266	41,751,593	34,180,290
Total assets – restated	130,531,154	130,223,043	61,631,182	53,127,807

1

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

Previous and restated disclosure	2005 2nd quarter	2005 1st quarter	2004 4th quarter	2004 3rd quarter
Loss – previous	803,078	825,908	1,144,892	146,626
Loss – restated	662,113	825,121	1,115,097	140,903

Loss per share – previous	0.06	0.06	0.09	0.01
Loss per share – restated	0.05	0.06	0.08	0.01

Total assets – previous	34,986,982	31,639,796	31,795,645	30,729,760
Total assets – restated	53,270,566	49,923,380	50,079,229	47,149,411

During 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings, the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel,, the classification of cash and cash equivalents, the calculation of the weighted average number of shares outstanding and the valuation of share purchase warrants. Management thereafter determined that the following amendments should be reflected in these restated financial statements:

a)	The Company has adopted the recommendations of EIC146 of the Emerging Issues Committee of the CICA with respect to its accounting for all flow-through share renunciations. Previous to 2006, the Company had recognized the future income tax liability and corresponding reduction in share capital at the earlier of the renunciation date or the balance sheet date following the flow through share offering provided management had reasonable expectation of completing the expenditures. This practice has now been changed whereby the future income tax liability is recognized at the balance sheet date following the filing of the renunciations, provided management has a reasonable expectation of completing the expenditures. The Company has taken the same approach to account for prior periods.

As a result, the future income liability for 2005 has been decreased and share capital increased by $3.5 million from amounts previously recorded in 2005. These amounts have now been recognized in 2006.

b)	The Company previously valued the two million shares issued between July 2000 and August 2005 to purchase the Afton mineral claims at the price of the shares on the day the agreement was signed. This practice has been changed to value these payments at the fair market value of the shares at each issuance based upon the previous 5 day weighted average price.

As a result, mineral properties and share capital have been increased by $11.8 million as at December 31, 2005. Future income tax liabilities have been adjusted to reflect the increase in temporary differences created as a result of the difference between the tax and book value of the option payment and the resultant amounts have been capitalized to mineral properties. As a result, mineral properties and future income tax liabilities have increased by $6.5 million at December 31, 2005.

2

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

The Company’s policy is to recognize income tax rate changes in the Statement of Operations in the period they are substantively enacted.

c)	The Company previously expensed all of its stock-based compensation to the Statement of Operations. In accordance with the revised accounting treatment a reduction in the stock-based compensation expense of $47,913 in 2005 has been made related to employees who work directly on the Company’s mineral properties and has been increased by the corresponding amount.

d)	The Company previously included short-term investments with maturity dates exceeding three months as cash and cash equivalents. This has been corrected and the Company now follows its newly adopted accounting policy (See note 3) whereby short-term investments with maturities exceeding three months and less than one year are segregated as short-term investments. As a result, $26,240,854 in short-term investments with average maturity dates of 94 days has been removed from cash and cash equivalents and included as short-term investments.

e)	During prior periods the Company incorrectly calculated the weighted average number of shares. The only reporting period where the loss per share calculation differed is the first quarter of 2006 where the previously reported loss of $0.06 per share should have been $0.07. As a result the reported amount for loss per share for that period has been restated as have the reported weighted average per share amounts for all interim periods.

f)	The Company previously recorded the Black-Scholes valuation for the purchase warrants issued in the February 2006 unit financing at $0.48 per full purchase warrant. This valuation has been corrected to $1.43 based upon a re-review of the previous methodology. As a result, share capital has been decreased by $3,958,650 with a corresponding increase to share purchase warrants.

This MD&A reflects all amounts as restated to address the items discussed above.

3

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

BUSINESS OVERVIEW

Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties. The current principle area of focus is the New Afton copper/gold project (“Project”) located in Kamloops, British Columbia.

During the second quarter of 2006, the Company further advanced the feasibility study on the Project and continued with its exploration program. In the comparative quarter in 2005, the focus was on the underground exploration decline development and infill drilling. The feasibility study is approximately 50% completed and is targeted to be finalized towards the end of 2006 or shortly thereafter. To date the feasibility study has been focused on updating the resource estimate, the mining method selection, tailings deposition methods and locations, metallurgical testing and environmental review and permitting processes. The Company is continuing with its permitting and financing efforts with a view to being able to make a construction decision on the Project shortly after completion of the feasibility study and to commence activities in 2007.

During the second quarter, the Company provided two exploration drilling updates which covered the final results of the in-fill drilling program and the identification of a new mineralized zone below the existing resource at New Afton. The results of the Company’s drilling programs can be viewed on the Company’s website, www.newgoldinc.com, or on SEDAR.

Afton and Ajax Exploration Properties

The Company has embarked on a significant exploration program for 2006 and committed $6.5 million to evaluate both the underground targets around the existing resource at Afton as well as a surface drilling program to evaluate areas outside of the current resource at Afton and to focus on the Ajax claims area. The Company wide commitment for exploration for Afton and Ajax was re-evaluated at the mid-year point and expanded to $9.9 million for the full year.

During the second quarter of 2006 the Company completed 6,506 metres of underground drilling at Afton, 659 metres of surface drilling at Afton and 1,253 metres of surface drilling at Ajax including the newly optioned Magnum property. The total metres of 8,418 were below the planned 12,930 metres in part due to the requirement to complete geo-technical drilling in support of the feasibility study (which totaled 2,727 metres for the quarter) as well as the decision to reevaluate the surface drilling program.

4

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

SELECTED QUARTERLY INFORMATION (UNAUDITED)

The results of operations summarized in the following tables have been prepared in accordance with GAAP:

$Cdn	2006 2nd Quarter (Restated(1))	2006 1st Quarter (Restated(1))	2005 4th Quarter (Restated(1))	2005 3rd Quarter (Restated(1))
Income Statement
Loss	$60,550	$1,318,415	$1,231,587	$140,125
Loss per share	0.00	0.07	0.08	0.01

Balance Sheet
Working Capital (2)	76,459,688	80,307,904	14,814,376	13,099,254
Total Assets	130,531,154	130,223,043	61,631,182	53,127,807

Statement of Cash Flows
Payments for mineral properties exploration costs	5,441,823	4,775,593	3,154,268	4,422,861
Cash flow from (used for) financing activities	(25,720,622)	70,563,173	6,944,830	(5,668)

$Cdn	2005 2nd Quarter (Restated(1))	2005 1st Quarter (Restated(1))	2004 4th Quarter (Restated(1))	2004 3rd Quarter (Restated(1))
Income Statement
Loss	$662,113	$825,121	$1,115,097	$140,903
Loss per share	0.05	0.06	0.08	0.01

Balance Sheet
Working Capital (2)	17,784,732	20,566,933	24,166,554	26,185,696
Total Assets	53,270,566	49,923,380	50,079,229	47,149,411

Statement of Cash Flows
Payments for mineral claim interest and exploration costs	4,252,999	3,080,817	1,699,439	375,412
Cash flow from (used for) financing activities	2,967,941	(5,667)	169,323	1,362,332

(1)	see amendments section on pages 1 and 2
(2)	see non-GAAP measure of working capital

5

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

Comparative Periods

During the second quarter of 2006, the Company invested approximately $5.4 million on its mineral properties as compared to $4.2 million in the comparative quarter in 2005, for an increase of $1.2 million. The increase is primarily the result of spending $2.5 million on underground exploration and support and $1.2 million on the feasibility study and $0.5 million on the surface exploration programs at Afton and Ajax and $0.7 million on tunneling costs related to activities which occurred in 2005 which were paid in 2006 in the second quarter of 2006. This compares to spending $3.0 million on tunneling and decline development in 2005 and $0.6 million on in-fill drilling and related assaying costs at the Afton Project and $0.3 million on the surface exploration programs at Afton and Ajax in the comparative quarter.

The Company incurred a loss of $0.06 million or $0.00 per share in the second quarter of 2006 opposed to a loss of $0.7 million or $0.05 per share in the same quarter of 2005. In the second quarter of 2006 the Company incurred higher expenditures for professional fees related to legal and accounting advice. Wages and benefits were lower than in the comparative quarter in 2005, due to the charging of $0.4 million for contractual termination payments related to two senior employees while stock-based compensation, was higher by $0.6 million. These increases were offset by the recognition of a recovery of $0.5 million in future income taxes due to a reduction in tax rates.

Interest income was $0.8 million for the second quarter of 2006 versus $0.1 million in the 2005 comparative period, a result of higher cash balances on hand from the equity offerings completed in December 2005 and February 2006 as well as higher interest rates.

LIQUIDITY & CAPITAL RESOURCES

As at June 30, 2006, the Company had working capital of $76.4 million versus $14.8 million as at December 31, 2005. During the first quarter of 2006 the Company completed, by way of a short form prospectus, an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million. Each unit consisted of one common share and one-half of a share purchase warrant. Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008. In addition, the Company realized $1.0 million in cash proceeds from the exercise of 153,000 stock options during the first six months of the year.

The Company plans to complete its feasibility study prior to the end of 2006 and undertake a significant exploration program both from the underground and surface locations at and around the Project as well as at the Ajax property. The Company is currently completing a re-forecast of its expenditures for the year and anticipates increases in the feasibility costs, primarily due to geo-technical evaluation costs including drilling and some scope changes. A review of exploration costs has already been completed and extended from the initial budgeted amount, which only included drilling costs to mid year, from $8.4 million to $9.9 million which now includes costs for the Magnum optioned property located adjacent to the Ajax property and a three hole deep drilling program at the Project to further test the previously identified mineralization at depth.

6

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

The Company’s current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Project up to the end of 2006.

Related Party Transactions (Unaudited)

During the period ended June 30, 2006, the following related party transactions occurred:

	2006	2005
For wages and consulting services charged by a related person of a Director	—	48,000

Subsequent to December 31, 2005, the services provided ceased to be a related party.

New Accounting Policies

During 2006 the Company adopted the following policy for short-term investments.

Short-term investments are highly liquid investments including Canadian and U.S. dollar investments in treasury bills, Banker’s Acceptances, bank bearer deposit notes, bank term investments and asset backed securities with maturities at the date of purchase of more than three months and less than a year. Short-term investments are stated at the lower of cost and net realizable value.

Critical Accounting Estimates

The Company has not yet determined whether the Project or the Ajax property contains economically recoverable reserves. The recoverability of the $51 million project carrying value at June 30, 2006 is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests in the license on an advantageous basis. Changes in future conditions could require material write-downs of the Project.

Commitments and Contingent Liabilities

a)	Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

b)	As at June 30, 2006 the Company has approximately $2.4 million remaining to spend under contractual arrangements related to the feasibility study.

7

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

c)	In February 2006, the Company completed an arm’s length agreement with the owner (“optionor”) of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company’s Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive rights to explore this property for one year. The exclusive exploration rights may be extended by making payments of, respectively, $15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008. The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right, prior to production commencing, to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor’s discretion. The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

d)	The Company is committed to an operating lease for office premise rentals in the aggregate of $139,862.

MANAGEMENT CHANGES

During the month of June 2006, the Company hired a new senior geologist, Brian O’Connor, and saw the departure of Mike Hibbitts, Vice President Exploration and Development. Mr. O’Connor will serve as the Company’s Qualified Person, as defined under the regulations of National Instrument 43-101.

In addition, two new Officers of the Company were added in the second quarter. John Mondin joined in April as the Company’s Controller and John Pitcher joined in June as General Counsel and Corporate Secretary.

Non-GAAP Measure of Working Capital

The working capital item is furnished to provide additional information and is not a generally accepted accounting principle (GAAP) measure. This measurement should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP. This information is intended to provide investors with information about the Company’s liquidity; the Company issues this information for the same purpose.

8

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

DISCLOSURE CONTROLS

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. That evaluation was updated in connection with the preparation of the Financial Statements referred to above. Based on the updated evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not wholly effective as of December 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under securities legislation. In view of the restatement of the Financial Statements described above, the Chief Executive Officer and the Chief Financial Officer have concluded that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005. As a result, the Company now requires all senior financial personnel to attend professional development training on current and new developments in regulatory and accounting issues in Canada and the United States in order to improve the monitoring of financial regulations. In addition, the Company has retained new auditors with a view to engaging a chartered accounting firm with the extensive depth and experience in financial reporting matters in Canada and the United States which management believes is necessary to reflect the Company’s growth and development. Subsequent to year end the Company hired a Controller and a Senior Accountant to provide further support in financial reporting matters and a General Counsel to advise management in respect of the legal aspects of disclosure controls and procedures. The CEO and CFO have concluded that with these enhancements the Company’s disclosure controls and procedures are sufficiently effective to ensure material information will be accumulated and communicated to senior management in sufficient time for senior management to make decisions regarding the Company’s disclosure record as required by securities legislation.

2006 OUTLOOK

The Company’s previously stated priorities remain for 2006. The Company will focus its main attention on the advancement of the Afton Project through the feasibility stage in 2006 in parallel with the advancement of the permitting and financing efforts. The Company is well funded to advance the Project to the completion of the Feasibility Study and will also assess the potential of its overall land package through a regional exploration program in 2006. The Company is working towards financing the Project by late 2006 or early 2007 as well as to continue to review its exploration requirements. In addition, the Company will be proceeding with the permitting process requirements of the Project, including both the environmental and social requirements.

As at August 10, 2006, the Company’s outstanding capital was:

Common shares	24,067,717
Warrants	4,167,000
Common stock options	2,194,000
Compensation options	50,000

9

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

Forward-Looking Statement

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to and assumes no obligations to up-date forward-looking statements and information.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only

10

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Investors are cautioned not to assume that any part or all of the mineral deposits in a “resource” category will ever be converted into reserves.

11

Exhibit 99.3

CERTIFICATION OF INTERIM FILINGS

I, Christopher Bradbrook, President and Chief Executive Officer of New Gold Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of New Gold Inc., (the “issuer”) for the period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD & A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s control over financial reporting.

Date: November 13, 2006	/s/ Christopher Bradbrook
Christopher Bradbrook, President and Chief Executive Officer

Exhibit 99.4

CERTIFICATION OF INTERIM FILINGS

I, Paul Martin, Vice President and Chief Financial Officer of New Gold Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of New Gold Inc., (the “issuer”) for the period ending June 30, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD & A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s control over financial reporting.

Date: November 13, 2006	/s/ Paul Martin
Paul Martin, Vice President and Chief Financial Officer